Exhibit 99.(b)(1)

June 22, 2007

VIA FACSIMILE

Wells Fargo Foothill, Inc.

One Boston Place, 18th Floor

Boston, Massachusetts  02108

Attention:  Thomas P. Tansi, Managing Director

Re:          Project Grill

Ladies and Gentlemen:

Reference is made to that certain commitment letter dated May 6, 2007 (as amended and in effect from time to time, the “Commitment Letter”, which, for the avoidance of doubt, includes the Term Sheet as defined therein) from Wells Fargo Foothill, Inc. (“WFF”) to  Bunker Hill Capital, L.P. and Messrs. Fortunato N. Valenti and Joachim B. Splichal (each of Bunker Hill Capital, L.P. and Messers. Valenti and Splichal a “Sponsor” and collectively the “Sponsors”) and accepted by the Sponsors.   Capitalized terms used and not defined herein shall have the meanings ascribed thereto in the Commitment Letter.

Pursuant to the terms of the Commitment Letter, the Sponsors have the option of replacing the Term Loan B provided in such Commitment Letter with Mezzanine Financing provided that the Sponsors give the Agent written notice on or before June 22, 2007 of their intention to exercise such option to replace the Term B Loan with the Mezzanine Financing.

The Sponsors hereby notify WFF, in its capacity as Agent, that the Sponsors are electing to replace the Term Loan B with Mezzanine Financing in an aggregate principal amount of up to $21,000,000.  A copy of the commitment letter (including the term sheet pertaining thereto) is attached hereto as Exhibit A (the “Mezzanine Commitment Letter”).  By its signature below, WFF hereby acknowledges and agrees that the terms and conditions of the Mezzanine Financing as set forth in the Mezzanine Commitment Letter are acceptable to WFF; provided, that (a) the documentation evidencing the Mezzanine Financing shall be in form and substance reasonably satisfactory to WFF and (b) the Mezzanine Financing shall be subordinated to the Facility pursuant to a subordination agreement containing terms reasonably satisfactory to WFF.

Please acknowledge your receipt of this notice by signing the enclosed copy of this letter where indicated and returning to Theresa A. Nibi, Managing Partner, Bunker Hill Capital, L.P., 260 Franklin Street, Suite 1860, Boston, Massachusetts  02110.

This letter may be executed in one or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

This letter shall be governed by, and construed and enforced in accordance with, the laws of the Commonwealth of Massachusetts (excluding the laws applicable to conflicts or choice of law).

Very truly yours,

BUNKER HILL CAPITAL, L.P.
By:	Bunker Hill Investments, LLC, its
General Partner

By:	/s/ Theresa A. Nibi
	Name:	Theresa A. Nibi
	Title:	Managing Partner

/s/ Fortunato N. Valenti
Fortunato N. Valenti

/s/ Joachim B. Splichal
Joachim B. Splichal

Acknowledged as of this

22nd day of June, 2007:

WELLS FARGO FOOTHILL, INC.

By:	/s/ Thomas P. Tansi
	Name:	Thomas P. Tansi
	Title:	Managing Director

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June 21, 2007

Bunker Hill Capital, L.P.
260 Franklin Street, Suite 1860
Boston, MA 02110
Attn:  Theresa A. Nibi, Managing Partner

Messrs. Fortunato N. Valenti and Joachim B. Splichal
c/o Patina Restaurant Group, LLC
120 W 45th Street, 16th floor
New York, NY 10036

COMMITMENT LETTER
$21 MILLION SENIOR SUBORDINATED CREDIT FACILITY

Dear Theresa, Nick and Joachim:

As we, Hartford Investment Management Company, on behalf of one or more of its clients (the “Purchaser”), understand, a group led by Bunker Hill Capital, L.P. and Messrs. Fortunato N. Valenti and Joachim B. Splichal (each of Bunker Hill Capital, L.P. and Messers. Valenti and Splichal a “Sponsor” and collectively the “Sponsors”) have formed, will form and/or will contribute equity into an acquisition entity (“Parent”) in order to acquire (the “Acquisition”) 100% of the capital stock of The Smith & Wollensky Restaurant Group, Inc. (the “Company”).  The Acquisition is expected to be accomplished by means of the merger of a wholly-owned subsidiary of the Parent (“Newco” or the “Borrower”) with the Company, followed by an immediate sale of all New York-based operations and other liabilities for no less than $6,850,000, such that the Borrower’s operating assets will include only the eight Smith & Wollensky restaurants operating outside of New York.  The Purchaser understands that the Sponsors are desirous of obtaining committed financing in order to (a) finance a portion of the consideration payable in connection with the consummation of the Acquisition, and (b) pay costs, fees and expenses associated with the transactions contemplated hereby (the “Transaction”).

Based upon our understanding of the Transaction described in this letter and the attached Term Sheet and the information you have provided us to date, we are pleased to provide you with this commitment letter, and the Term Sheet attached hereto, which establishes the terms and conditions under which the Purchaser commits to make a $21,000,000 investment in the Borrower’s mezzanine securities and up to a $3,000,000 investment in the Parent’s equity securities on the terms set forth in the Term Sheet (the “Facility”).  The parties hereto hereby acknowledge and agree that the Borrower may elect, in its sole and absolute discretion, to reduce the amount of the Facility prior to the closing of the Transaction.  The Sponsors acknowledge that the Term Sheet does not purport to include all of the conditions, covenants, representations, warranties and other provisions that would be contained in definitive legal documentation for the Facility, provided, that no additional conditions precedent to closing the Facility or lending thereunder will be contained in the definitive loan documents other than that which are expressly set forth in the Term Sheet.  Those matters that are not expressly specified herein or in the Term Sheet are subject to (and the Purchaser’s obligation to close the Facility is conditioned upon) mutual agreement of the parties.

Costs and Expenses

The Sponsors agree to pay all reasonable fees and documented out-of-pocket costs and expenses of the Purchaser (including, without limitation, reasonable and documented fees and disbursements of counsel, consultant costs and expenses, filing and recording fees (including NAIC fees), costs and expenses of due diligence, transportation, duplication and messenger) (the “Expenses”) incurred by or on behalf of the Purchaser in connection with (a) due diligence matters in connection with this commitment letter, the Term Sheet, and any and all definitive documentation for the Facility, (b) the preparation, negotiation, execution, and delivery of this commitment letter, the Term Sheet, and any and all definitive documentation for the Facility, and (c) the enforcement of any of the Purchaser’s rights and remedies under this commitment letter, in each case regardless of whether the Transaction is consummated.  On the Closing Date, the obligations of the Sponsors set forth herein to reimburse the Purchaser for all Expenses shall terminate.

Conditions

The commitment by the Purchaser to provide the Facility shall be subject to (a) satisfaction of the condition set forth in Section 6.10 of the Merger Agreement (as such term is defined in the Term Sheet) as in effect on the date hereof; (b) the reasonable satisfaction of the Purchaser that since May 6, 2007 there has not occurred any “Material Adverse Effect” (as such term is defined in the Merger Agreement) (without giving effect to clause (vi) of the definition of Material Adverse Effect) which results solely from a breach by the Borrower of any provision of the Merger Agreement; and (c) the conditions set forth in the Term Sheet.

Confidentiality

The Sponsors agree that this commitment letter (including the Term Sheet) is for their confidential use only and that neither its existence, nor the terms hereof, will be disclosed by them to any person other than (a) their officers, directors, employees, accountants, attorneys, and other advisors, and then only on a “need-to-know” basis in connection with the Transaction contemplated hereby and on a confidential basis and (b) as may be required by law, rule, regulation or court order.  The foregoing notwithstanding, following acceptance of this commitment letter by the Sponsors in accordance herewith and their return of an executed counterpart of this commitment letter to us, the Sponsors may (i) provide a copy to the Company and St. James Associates, L.P., (ii) file a copy of this commitment letter in any public record in

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which it is required by law to be filed, and (iii) make such other public disclosures of the terms and conditions hereto as the Sponsors are required by law, rule, regulation or court order.

The Purchaser agrees that all information provided to the Purchaser by or on behalf of any Sponsor, the Parent, the Borrower or the Company is for its confidential use only and that such information shall not be disclosed by the Purchaser to any person other than (a) its officers, directors, employees, accountants, attorneys, and other advisors, and then only on a “need-to-know” basis in connection with the Transaction contemplated hereby and on a confidential basis and (b) as may be required by law, rule, regulation or court order.  Notwithstanding the foregoing, Purchaser’s confidentiality obligations hereunder shall not apply to any information that is (i) otherwise publicly available, (ii) in Purchaser’s possession prior to the date hereof, so long as (1) such information was not obtained by Purchaser from the Parent, the Borrower or any Sponsor and (2) Purchaser’s disclosure of any such information would violate any agreement between Purchase and any other person or entity to keep such information confidential, (iii) rightfully received from a third party and not derived directly or indirectly from any breach of a confidentiality obligation or developed or disclosed in violation of the Parent’s, the Borrower’s or the Company’s rights or (iv) authorized by the Parent, the Borrower or the Company, as the case may be, pursuant to written permission to disclose, subject to any restrictions therein.

Information

In issuing this commitment letter, the Purchaser is relying on the accuracy of the information furnished to it by or on behalf of the Sponsors and Borrower and their affiliates, without independent verification thereof.  Each Sponsor represents and warrants as to itself but not as to the other Sponsor or Borrower to the Purchaser that, to the best of its knowledge (a) all written information concerning the Borrower, the Company and its subsidiaries (the “Information”) that has been, or is hereafter, made available by or on behalf of such Sponsor or the Borrower (other than projections of future financial performance) is, or when delivered shall be, when considered as a whole, complete and correct in all material respects and does not, or shall not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements have been made, and (b) to the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (i) assumptions that are believed by the applicable Sponsor or the Borrower to be reasonable at the time such projections were prepared, and (ii) information believed by such Sponsor or the Borrower to have been accurate based upon the information available to such Sponsor or the Borrower at the time such projections were prepared.

Indemnification

The Sponsors agree to indemnify and hold harmless the Purchaser, and its affiliates, and each of its officers, directors, employees, agents, advisors, attorneys, and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities, and expenses (including, without limitation, fees and disbursements of counsel), that may be incurred by or asserted or awarded against any Indemnified Party, in each case, arising out of or in

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connection with or relating to this commitment letter, the loan documentation, or the Transaction, or any use made or proposed to be made with the proceeds of the Facility, and whether or not the Transaction is consummated, except, in the case of each Indemnified Party, to the extent such claim, damage, loss, liability, or expense is a result of such Indemnified Party’s gross negligence or willful misconduct.  In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages.  On the Closing Date, the indemnification obligations of the Sponsors set forth herein shall terminate.

Governing Law, Etc.

This commitment letter shall be governed by, and construed in accordance with, the law of the State of New York.  Each of the parties hereto consents to the jurisdiction and venue of the federal and/or state courts located in New York, New York.  This commitment letter sets forth the entire agreement between the parties with respect to the matters addressed herein, supersedes all prior communications, written or oral, with respect hereto, and may not be amended or modified except in writing.  This commitment letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same letter.  Delivery of an executed counterpart of a signature page to this commitment letter by telecopy or other electronic transmission shall be as effective as delivery of a manually executed counterpart of this commitment letter.  In the event that this commitment letter is terminated or expires, the Costs and Expenses, Confidentiality, Indemnification, Governing Law, and Waiver of Jury Trial provisions hereof shall survive such termination, provided however, that obligations under confidentiality provisions hereunder shall expire two (2) years after the date of such termination, unless such confidential information is subject to any other confidentiality agreement.  Anything contained herein to the contrary notwithstanding, the obligations of the Sponsors under this commitment letter shall terminate at the time of the execution and delivery of definitive loan documentation relative to the Facility.

Waiver of Jury Trial

To the maximum extent permitted by applicable law, each party hereto irrevocably waives all right to trial by jury in any action or proceeding (whether based on contract, tort, or otherwise) arising out of or relating to this commitment letter or the Transaction contemplated hereby or the actions of the Purchaser or any of its affiliates in the negotiation, performance, or enforcement of this commitment letter.  The offer made by the Purchaser in this commitment letter shall expire, unless otherwise agreed to in writing by the Purchaser, at 5 pm p.m. New York time on June 29, 2007, unless prior thereto the Purchaser has received a copy of this commitment letter signed by the Sponsors.  In the event the closing of the Facility does not occur by August 31, 2007, the Purchaser’s commitment to provide the Facility shall automatically expire on such date, provided, however, to the extent the Merger Agreement has not been terminated in accordance with the provisions thereof on August 31, 2007, the Purchaser shall extend both the requirement for the closing of the Acquisition and its commitment to provide the Facility until the earlier to occur of (a) the actual closing of the Acquisition and the funding of the Facility; and (b) October 16, 2007.  If you elect to deliver this commitment letter by fax, please arrange for the executed original to follow by next-day courier.

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[Signature page follows]

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Very truly yours,

HARTFORD INVESTMENT MANAGEMENT COMPANY

By	/s/ William N. Holm, Jr.
	Name:	William N. Holm, Jr.
	Title:	Executive Vice President

ACCEPTED AND AGREED TO this 22nd day of June, 2007

BUNKER HILL CAPITAL, L.P.

By:	Bunker Hill Investments, LLC, its General Partner

By:	/s/ Theresa A. Nibi
	Name:	Theresa A. Nibi
	Title:	Managing Member

/s/ Fortunato N. Valenti
Fortunato N. Valenti

/s/ Joachim B. Splichal
Joachim B. Splichal

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TERM SHEET
Senior Subordinated Credit Facility

This Term Sheet is part of the commitment letter, dated June 21, 2007 (the “Commitment Letter”), addressed to Bunker Hill Capital, L.P. and Messrs. Fortunato N. Valenti and Joachim B. Splichal (the “Sponsors”) by Hartford Investment Management Company on behalf of one or more of its clients (the “Purchaser”) and is subject to the terms and conditions of the Commitment Letter.  Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

Senior Subordinated Note Issuer:

The surviving entity of the merger of Newco with and into The Smith & Wollensky Restaurant Group, Inc. (such surviving entity being hereinafter referred to as the “Company”) and each of the Company’s domestic subsidiaries as are acceptable to the Purchaser (the Company and such subsidiaries being hereinafter referred to as the “Borrower”). The Company will be a wholly-owned subsidiary of the Parent, which will be a passive holding company.

Issue:	Senior Subordinated Notes (the “Notes” or the “Facility”).

Principal Amount:	$21,000,000 or such lesser amount as is requested by the Borrower.

Issue Price:	Par

Guarantors:

The Parent and all of the Company’s present and future subsidiaries that are not the Borrowers; provided, that foreign subsidiaries will not be required to be Loan Parties if to do so would be illegal or would create material adverse tax consequences. The loan documentation will contain restrictions on investments in foreign subsidiaries that are not Guarantors. Such Guarantors, together with the Borrower, each a “Loan Party” and collectively, the “Loan Parties”. The Company will not have any foreign subsidiaries as of the Closing Date.

Purchaser:	Hartford Investment Management Company (the “Purchaser”).

Subordination:

The Notes will rank subordinate to all existing and future senior indebtedness (the “Senior Indebtedness”) of the Borrower (the holders of such Senior Indebtedness are hereinafter referred to as the “Senior Creditor”, and such credit facilities are hereinafter referred to as the “Senior Facilities” and the documentation thereof is hereinafter referred to as the “Senior Facilities Credit Agreement”). The Notes will rank senior in right of payment to all existing and future junior subordinated indebtedness of the Borrower, and pari passu in right of payment will all senior subordinated indebtedness of the Borrower. The Purchaser will enter into a subordination agreement containing terms and conditions mutually acceptable to the Borrower, the Senior Creditor and the Purchaser.

Use of Proceeds:	To (i) finance a portion of the consideration payable in connection with the consummation of the acquisition, and (ii) fund certain fees and expenses associated with the Facility and the acquisition.

Fees and Interest Rates:	As set forth on Annex A-I.

Term:	Six years from the date of issuance of the Notes (“Maturity Date”).

Amortization:	One payment at Maturity Date.

Management Fees of Bunker Hill Management, LLC:

Management fees (limited to $500,000 per year) and reasonable out-of-pocket expenses (limited to $200,000 per year) and customary indemnification obligations incurred for the benefit of the Company and payable to Bunker Hill Management, LLC; provided, that no management fees shall be payable to Bunker Hill Management, LLC if a payment default, insolvency default or financial covenant default exists. For the avoidance of doubt, expense reimbursement and indemnification obligations may be paid when due and payable whether or not any default or event of default has occurred and is continuing. Any accrued management fees not paid as a result of a blockage event set forth above may be paid upon the cure or waiver of such default giving rise to such blockage.

Financial Covenants:

The Borrower would be required to maintain, a minimum fixed charge coverage ratio, a maximum lease adjusted leverage ratio, a maximum total and senior leverage ratio, and would be subject to a limitation on annual growth capital expenditures. The actual financial covenants, the definitions of such financial covenants and the levels of such financial covenants will be set at approximately 15% below those set forth in the documentation of the Senior Facilities.

Conditions Precedent to Closing:	Conditions precedent to closing shall consist solely of the

following:

a)        Completion of the Purchaser’s customary legal due diligence, the results of which are reasonably satisfactory to the Purchaser; provided, that the Purchaser has completed its legal review of (i) the Amended and Restated Agreement and Plan of Merger dated as of May 6, 2007, including the disclosure schedules attached thereto (the “Merger Agreement”), (ii) the Amended and Restated Sale and License Agreement dated as of January 1, 2006 as in effect on the date hereof (the “SW License Agreement”) together with the letter agreement with respect thereto dated as of May 6, 2007 as in effect on the date hereof (the “Letter Agreement”) and the amendment to the SW License Agreement attached as Schedule 1 to the Letter Agreement (the “SW License Agreement Amendment”), and (iii) the agreements listed on Annex A-2 hereto as in effect on the date hereof and the Purchaser confirms that, so long as such agreements are not modified or amended, such agreements are satisfactory to the Purchaser (provided, that the SW License Agreement shall have been amended as provided in paragraph (b) below), provided however, in reference to the Limited Liability Company Agreement of the Parent (the “LLC Agreement”), listed as item 25 in Annex A, to the extent that the Purchaser acquires any Class B Units of the Parent on the Closing Date, the Purchaser reserves the right to negotiate certain provisions of such LLC Agreement on its behalf.

b)        (i) The Acquisition shall have been consummated substantially in accordance with the Merger Agreement (as the same may be modified, subject to the provisions of (vi) hereof) and applicable law; (ii) the conditions precedent set forth in the Merger Agreement (as the same may be modified, subject to the provisions of (vi) hereof) shall have been satisfied and not waived; (iii) the SW License Agreement shall have been amended by the SW License Agreement Amendment (as the same may be modified, subject to the provisions of (vi) hereof); (iv) the transactions contemplated by the Stillman Agreement (as defined on Annex A-2 hereto and as the same may be modified, subject to the provisions of (vi) hereof) shall have been consummated pursuant to the terms of the Stillman Agreement (as the same may be modified, subject to the provisions of (vi) hereof) and applicable law contemporaneously or prior to the consummation of the Acquisition; (v) the conditions set forth in the Stillman Agreement (as the same may be modified, subject to the provisions of (vi) hereof) shall have been satisfied and not waived, and (vi) any amendments or other modifications to any of the foregoing agreements shall be reasonably satisfactory to the Purchaser.

c) UCC, tax lien, and litigation searches, the results of which are satisfactory to the Purchaser.

d) USA Patriot Act checks required by law, the results of which are satisfactory to the Purchaser.

e)        On the Closing Date, minimum availability under the Senior Facilities plus unrestricted cash and cash equivalents of the Loan Parties at closing, after giving effect to the initial use of proceeds hereunder and under the Senior Facilities, of not less than $10,000,000.

f) Payment of all accrued and unpaid transaction expenses of the Purchaser which the Loan Parties are required to pay on the Closing Date per this Term Sheet.

g)        The loans shall be made pursuant to, and subject to, the terms of a note purchase agreement, notes, and other purchase documents (the “Note Purchase Documents”) executed and delivered by Loan Parties on or prior to the Closing Date, containing such representations, warranties, covenants (affirmative and negative), conditions to funding as set forth herein, financial reporting requirements, events of default (which shall include a cross-acceleration to the Senior Facilities Credit Agreement, not a cross-default), provisions related to indemnification, agency, yield protection, optional redemption, change of control, amendments in each case, as are customary, in the Purchaser’s experience (including in the course of dealing between the Purchaser and Bunker Hill Capital, L.P. (“BHC”)), for a transaction of this type. Such loan documentation will not contain a material adverse change event of default or similar event of default.

h) The Purchaser shall have received such opinions of Loan Parties’ counsel as the Purchaser shall reasonably require, which opinions and/or advice shall be in form and substance reasonably satisfactory to the Purchaser and its counsel and customary for transactions of this type.

i) The Purchaser shall have received evidence of insurance.

j)        The Purchaser’s satisfaction that Pro-forma stand-alone EBITDA for the most recently ended 12 month period prior to the Closing Date is no less than $13,500,000. Pro-Forma Adjusted EBITDA shall be reduced by capital lease payments for occupancy and cash expenses for closed locations, if any. Pro-Forma Adjusted EBITDA shall be based off the E&Y Financial Due Diligence Report (with EBITDA to be based on cash rent, not GAAP rent) and increased by pre-opening costs for new locations (up to a maximum limit per location to-be-determined as mutually agreed between the Borrower and the Purchaser), management fees and out-of pocket expenses associated therewith (in each case up to a maximum amount per annum as set forth herein), and other adjustments, including but not limited to purchasing rebates and general administrative fees and expenses (up to a maximum amount per annum to-be-determined as mutually agreed between the Borrower and the Purchaser). The parties agree that the Pro-Forma Adjusted EBITDA as of December 31, 2006 is $14,186,000, which amount has been determined in accordance with the methodology provided to the Purchaser on May 22, 2007.

k)        The Purchaser’s satisfaction that at least $32,000,000 in cash of equity has been invested by the Sponsors and other sources (provided, Bunker Hill Capital, L.P. and its affiliates and/or its limited partners shall own at least 51% of the equity interests of the Parent and Bunker Hill Capital, L.P. and Bunker Hill Capital (QP), L.P. shall have voting control of at least 51% of the equity interests of Parent).

Scheduled Closing Date:

The closing of the acquisition and funding of the purchase of the Notes as described herein (“Closing Date”) shall occur on or before August 31, 2007. In the event the closing of the Facility does not occur by August 31, 2007, the Purchaser’s commitment to purchase the Notes shall, subject to the proviso contained herein, automatically expire on such date, provided, however, to the extent the

Merger Agreement has not been terminated in accordance with the provisions thereof on August 31, 2007, the Purchaser shall extend both the requirement for the closing of the acquisition and its commitment to purchase the Notes and provide the Facility until the earlier to occur of (a) the actual closing of the acquisition and the funding of the Facility; and (b) October 16, 2007.

Equity Co-Invest:	Issuer:	The Parent

Amount:

Up to $3,000,000, provided the total amount of such equity issuance is to be determined by the Sponsors, but shall not be more than $3,000,000. Purchaser’s commitment to purchase the Notes is not in any manner contingent or otherwise conditioned upon its purchase of any such equity interests.

	Terms:	Substantially in the same equity securities and on the same terms and conditions as similar co-invest transactions entered into between the Purchaser and BHC.

Annex A-I

Interest Rates and Fees

Coupon:

The Notes will bear total interest at a fixed rate of 14% (consisting of 12% cash pay and 2% PIK) per annum (the “Coupon”). Cash Interest will be payable quarterly in arrears (and PIK interest will compound quarterly) and calculated on the basis of a 360-day year consisting of twelve months.

Closing Fee:

2% of the principal amount of the Notes, provided, for the avoidance of doubt, to the extent the Borrower elects in its sole and absolute discretion to reduce the amount of the Notes to a principal amount of less than $21,000,000, such fee shall be payable only on the actual principal amount of the Notes issued on the closing..

Default Rate:	At any time when an event of default has occurred and is continuing, all amounts due under the Facility shall bear interest at 2.0% above the interest rate otherwise applicable thereto

Annex A-2

Material Contracts

1.	Supply Management Procurement Agreement by and between Hilton Hotels Corporation and the Smith & Wollensky Restaurant Group, Inc., dated January 27, 2005.

2.	Merchant Service Agreement by and between Global Payments and each of the Company entities, (undated).

3.	Extended Term Agreement for Products and Services by and between Ceridian Corporation and The Smith & Wollensky Restaurant Group, Inc., as amended, dated November 15, 2004.

4.	OpenTable Client Agreement by and between OpenTable, Inc. and The Smith & Wollensky Restaurant Group, Inc., dated March 30, 2006, as amended on May 10, 2006.

5.	Supply Agreement by and between Girard Winery L.L.C. and The Smith & Wollensky Restaurant Group, Inc., dated August 1, 2004.

6.	Trademark License Agreement by and between The Smith & Wollensky Restaurant Group, Inc. and Bryant Preserving Company, dated January 10, 2007.

7.	Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Boston, dated January 5, 2007.

8.	Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Philadelphia, dated January 5, 2007.

9.	Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Washington, dated January 5, 2007.

10.	Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Chicago, dated January 5, 2007.

11.	Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Ohio, dated January 5, 2007.

12.	Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Las Vegas, dated January 5, 2007.

13.	Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Houston, dated January 5, 2007.

14.	Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Miami, dated January 5, 2007.

15.

Lease Agreement by and between the City of Miami Beach and Specialty Restaurants Corporation, dated February 8, 1985, including Addendum to Lease made as of June 1, 1997, for a 100’ x 160’ parcel of land within South Pointe Part Located 30 feet north of Government cut and adjacent to the Amphitheater structure which is west of the Coastal Construction Line.

16.

Lease Agreement by and between the Marina City Hotel Enterprises, L.L.C. and S&W Chicago, L.L.C., dated July 31, 1997, for the space number G located on the plaza level of the State Street river side of Marina City, Chicago, Illinois.

17.

Lease Agreement by and between 1112 Nineteenth Street Associates and S&W D.C., L.L.C., dated July 8, 1998, including First Amendment to Agreement of Lease made as of July 8, 1998, Second Amendment to Agreement of Lease, made as of April 29, 1999, Specific Assignment and Subordination and Attornment Agreement, dated September 18, 1998 for the entire building, containing approximately 20,000 gross square fee of space, located at 1112 19th Street, N.W., Washington, D.C. and the land upon which the building is situated.

18.

Lease Agreement by and between the Rittenhouse Development Company and S&W of Philadelphia, L.L.C., dated February 18, 2000 for those portions of the lobby, second floor and third floor at the Hotel located at 210 Rittenhouse Square, Philadelphia, Pennsylvania 19103.

19.

Lease Agreement by and between the Saunstar Operating Co., L.L.C. and S&W of Boston, L.L.C., dated April 6, 2000, including Amendment No. 1, dated as of December 14, 2000, Amendment No. 2, dated as of March 13, 2001 and Amendment No. 3, dated as of August 12, 2003 for the basement level through to the top floor in the structure commonly known as the Armory Headhouse, together with the flat room section that is directly above the fourth floor of the Armory Headhouse, where the Premises are part of a building known as the Corps Cadets Armory and Castle located at 101 Arlington Street, Boston, Massachusetts 02116.

20.

Lease Agreement between Easton Town Center, L.L.C. and The Smith & Wollensky of Ohio, L.L.C. at the Fashion District of Easton, Columbus, Ohio, dated October 31, 2001 for approximately 10,000 square feet being part of the Shopping Center situated in the State of Ohio, County of Franklin, City of Columbus, Quarter Township 2, Township 1, Range 17, United States Military Lands.

21.

Lease Agreement by and between Highland Village Holding, Inc., and Houston S&W L.P., and The Smith & Wollensky Restaurant Group, Inc., dated January 30, 2003, including riders, guaranty and exhibits thereto, for approximately 12,300 square feet constituting part of the Shopping Center known as 4007 Westheimer, Houston, Texas 77027.

22.

Lease Agreement by and between Metroflag SW, L.L.C., and S&W of Las Vegas, L.L.C., dated May 23, 2005 for the property located in the city of Las Vegas, Clark County, Nevada containing approximately 1.82 Acres, measuring approximately 130 feet along the west property line and 601 feet along the south property line; commonly known as 3767 Las Vegas Boulevard South and Assessor’s Parcel No. 162-21-301-014.

23.

Agreement dated February 26, 2007 between Patina Restaurant Group, LLC and Alan Stillman, as amended and assigned by the letter agreement dated April 27, 2007 between Project Grill, LLC and Alan Stillman, and as further modified by the letter agreement dated May 6, 2007 between Project Grill, LLC and Alan Stillman (collectively, the “Stillman Agreement”).

24.	Management Services Agreement dated as of May 6, 2007 between SWRG Acquisition Sub Inc. and Patina Restaurant Group, LLC.

25.

Limited Liability Company Agreement of Project Grill, LLC dated as of May 6, 2007 and executed by Project Grill, LLC, Bunker Hill Capital, L.P., Bunker Hill Capital (QP), L.P., Fortunato N. Valenti and Joachim B. Splichal.